UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

JetBlue Airways Corporation

File No. 000-49728 - CF#35313

_____

   JetBlue Airways Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 28, 2017.

   Based on representations by JetBlue Airways Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through December 31, 2024
Exhibit 10.4	through December 31, 2024

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary